September 30, 2008	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Cole Credit Property Trust III, Inc. Request for Acceleration File No. 333-149290
Ladies and Gentlemen:
     On behalf of Cole Credit Property Trust III, Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-149290) under the Act to immediate effectiveness on Wednesday, October 1, 2008 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.
     If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7691 or Lauren B. Prevost, Esq. at (404) 504-7744.

Sincerely, MORRIS, MANNING & MARTIN, LLP
/s/ Heath D. Linsky

Heath D. Linsky

cc:	Christy O’Connor, Esq. Lauren B. Prevost, Esq.

Cole Credit Property Trust III, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016
September 30, 2008
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Cole Credit Property Trust III, Inc. Request for Acceleration File No. 333-149290
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Cole Credit Property Trust III, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-149290) to immediate effectiveness on Wednesday, October 1, 2008 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.
     The Company acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call me at (602) 778-8700.

Sincerely, Cole Credit Property Trust III, Inc.
/s/ D. Kirk McAllaster, Jr.

D. Kirk McAllaster, Jr.

cc: Heath D. Linsky, Esq.